

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Gary Teplis
President and Chief Executive Officer
Altitude Acquisition Corp.
400 Perimeter Center Terrace, Suite 151
Atlanta, Georgia 30346

> **Re: Altitude Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 26, 2022**
> **File No. 001-39772**

Dear Mr. Teplis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction

cc: Sarah Ross, Esq.